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                            July 30, 2021

       Barry Wood
       Chief Financial Officer
       XPEL, Inc.
       618 W. Sunset Road
       San Antonio, Texas 78216

                                                        Re: XPEL, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 11,
2021
                                                            File No. 001-38858

       Dear Mr. Wood:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 9A. Controls and Procedures, page 75

   1.                                                   We note your Form 10-K
for the year ended December 31, 2020 does not include
                                                        Management   s Report
on Internal Control over Financial Reporting. Since this is your second annual report on
Form 10-K, Instruction 1 to Item 308 of Regulation S-K requires you to provide such a
report. Please amend your Form 10-K to provide management   s
                                                        report pursuant to Item
308(a) of Regulation S-K or explain why you do not believe a report is required. You
may provide an abbreviated amendment that includes a cover page, an explanatory note,
the complete text of Item 9A, a signature page, and required updated officer certifications;
however, please ensure you re-assess management's initial
                                                        conclusion related to
disclosure controls and procedures in light of the required
                                                        amendment.
 Barry Wood
FirstName
XPEL, Inc.LastNameBarry Wood
Comapany
July       NameXPEL, Inc.
     30, 2021
July 30,
Page  2 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if
you have questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing